As filed with the Securities and Exchange Commission on _________, 2002 Registration No.333-82704
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                          NEW MILLENIUM PACKAGING INC.
             (Exact name of registrant as specified in its charter)

     Florida              3411             327213               65-1098393
------------------  -----------------  -----------------   ---------------------
 (State or Other    (Primary Standard  (North American     (IRS Employer
 Jurisdiction of     Industrial        Industry             Identification
 Incorporation or   Classification     Classification       ("EIN") Number)
 Organization)      ("SIC") Number)    Number System
                                       ("NAICS") Number)

             222 Lakeview Avenue, PMB 435, West Palm Beach, FL 33401
                    (561) 832-5698-phone - (561) 659-5371-fax
                      ------------------------------------
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
           principal executive office and principal place of business)

                               Patrick Gouverneur
             222 Lakeview Avenue, PMB 435, West Palm Beach, FL 33401
                    (561) 832-5698-phone - (561) 659-5371-fax
                      -------------------------------------
           (Name, Address, including zip code, and telephone number,
            including area code, of registrant's agent for service)

Copy To:                Donald F. Mintmire, Esq.
                        Mintmire & Associates
                        265 Sunrise Ave., Suite 204,
                        Palm Beach, Florida 33480
                        (561) 832-5696

Approximate date of commencement of proposed sale to the public: As soon as practicable after effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x].
--------------------------------------------------------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Disclosure of Alternative Used: Alternative 1 9 Alternative 2 :

                         CALCULATION OF REGISTRATION FEE

                                   AMOUNT       OFFERING    AMOUNT
TITLE OF EACH CLASS OF             TO BE       PRICE PER   OF OFFERING   REGISTRATION
SECURITIES TO BE REGISTERED       REGISTERED    SECURITY     PRICE           FEE
Common stock, par value $0.0001
per share offered by the Company   1,000,000    $1.00      $1,000,000       $92 (1)

Common stock, par value $0.0001
per share offered by the Selling
Shareholders                         338,334    $1.00        $338,334       $32
-------------------------------

(1)  Previously Paid

                                   PROSPECTUS

                          New Millenium Packaging Inc.

     A Minimum of 100,000 Shares to a Maximum of 1,000,000 Shares of the Company's Common Stock at $1.00 per share

     Selling Shareholders May Also Be Selling Up To 338,334 Additional Shares At The Conclusion Of Our Primary Offering

                   Price to     Underwriting        Proceeds to the
                     Public     Discount and        Company or
                                Commission          other persons
                ------------   --------------      -----------------
Per Unit              $1.00               $0                 $1.00

Total
Minimum            $100,000               $0           $100,000 (1)

Total
Maximum          $1,000,000               $0         $1,000,000 (1)

Selling
Shareholders       $338,334               (2)           $338,334 (2)

(1)  Proceeds to the Company
(2) Proceeds to the Selling shareholders and any of their pledgees, assignees and successors-in-interest who may, from time to time, sell any or up to 338,334 of their shares of common stock.

Neither the Securities and Exchange             Company Information
Commission nor any state securities
commission has approved or disapproved          There is no current market for our shares.
these securities, or determined if this
prospectus is truthful or complete.  Any        Terms of the Initial Offering Period
representation to the contrary is a
criminal offense.                               Unless it is terminated earlier, the initial
                                                offering  period  will be until  May 31 2003
The information in this prospectus is           unless extended and in no case later
not complete and may be changed.  We may        than December 31, 2003.
not sell these securities until the
registration statement filed with the           During the initial offering  period,  we will
Securities and Exchange Commission is           sell shares at $1 per share with a minimum purchase
effective.  This prospectus is not an           being  $500  (500  shares).  Since  there is no  selling
offer to sell these securities and it is        commission, all proceeds from the sales will go to us.
not soliciting an offer to buy these
securities in any state where the offer         This offering is being made on a self-underwritten basis
or sale is not permitted.                       through our only principal, Mr. Patrick Gouverneur, without the use of securities  brokers.  All  proceeds  from  the
See "Risk Factors" on page 3 to read            sale of  shares  will be held in an  attorney  escrow
about factors you should consider before        account maintained by Mintmire and Associates, our securities
buying shares of our common stock.              counsel.

                                                Additional Shares Being Offered

The selling shareholders, if a trading market develops for the shares, are expected to sell their shares at $1.00 per share during the secondary component of this offering. We will not receive any proceeds from the additional 338,334 shares, which may be offered by our selling shareholders during the secondary component of this offering.

                   THE DATE OF THIS PROSPECTUS IS ______, 2002


                                                                     [PG NUMBER]

                                                TABLE OF CONTENTS

Descriptive Title                                                               Page


Prospectus Summary                                                               3
Summary Financial Data                                                           4
Risk Factors                                                                     4
Related Party Transactions                                                       7
Fiduciary Responsibility of the Company's  Management                            8
Selling Shareholders                                                             8
Plan of Distribution                                                            10
Application of Proceeds                                                         11
Dilution                                                                        13
The Company                                                                     14
Management                                                                      17
Litigation                                                                      18
The Company's Property                                                          18
Securities Ownership of Certain Owners and the  Principal Shareholders          18
Management's Discussion and Analysis of Financial Condition and Results
        of Operations                                                           19
Certain Provisions of Florida Law and Company's Articles of Incorporation
        And Bylaws                                                              21
Absence of Current Public Market                                                24
Description of  Stock                                                           24
Subscription Procedure                                                          25
ERISA Considerations                                                            25
Legal Matters                                                                   26
Experts                                                                         26
Available Information                                                           26
Index to the Financial Statements                                               27

                               Prospectus Summary
     The following is a summary of the information contained in this prospectus. Before making any investment, you should carefully consider the information under the heading "Risk Factors."

The Company         New Millenium  Packaging Inc. was incorporated in Florida on
                    April  17,  2001  but  has  had no  business  operations  or revenues to date.  Our objective is to sell and distribute a new  small-sized  nomad packaging (up to 0.5 liters) with an integrated  valve for  non-arbonated  drinks to the  general public. We currently have neither business  operations nor a website  but we are in the  process of creating a website to achieve our objectives. We are a developmental stage company organized by Patrick Gouverneur.
Securities Offered
by the Company      Maximum amount of shares offered $1,000,000:1,000,000 shares at $1 per share.  Minimum amount of shares offered $100,000:
                    100,000 shares at $1 per share.
Securities Offered
by the Selling
Shareholders        Up to  338,334  shares  at the  conclusion  of  our  primary offering.  They may sell such shares on any stock  exchange, market or trading facility on which our shares are traded or quoted or in a private  transaction  at a price of $1.00 per share  until our shares  are quoted on the Over the  Counter
                    Bulletin Board and thereafter,  with the exception of Quebec
                    Inc.  that will  continue  to sell at $1.00,  at  prevailing market prices or privately negotiated prices.
Number of Shares
Outstanding         We  have  888,334  shares  of our  restricted  common  stock outstanding prior to this offering.
Offering Period     We will begin to sell shares on the date listed on the cover of this  prospectus.  Our initial offering period will close once the minimum $100,000 in shares is sold and we close the escrow  account.  If the  minimum  $100,000 in shares is not sold, by May 31, 2003, or December 31, 2003, if extended, we will promptly  return all proceeds to the investors  without interest.
Proceeds Held       Proceeds  from these  sales will not be paid to us until the
                    $100,000  minimum  in  sales  is  achieved.   Investors  are
                    reminded that,  given its duration,  investments may be held in escrow until the end of the initial offering period. Even if interest is earned,  it will not be returned to investors because of relevant state law pertaining to attorney  escrow accounts.
Investor
Requirements        You must meet certain requirements in order the purchase the shares offered in this prospectus.  You must indicate in the
                    Subscription  Agreement  that you have either a net worth of at least  $100,000.00  (exclusive of home,  furnishings  and automobiles)  or a net  worth of at least  $50,000.00  (also exclusive  of  home,  furnishings  and  automobiles)  and an annual adjusted gross income of not less than $25,000.00.
Minimum
Subscription Risks  The minimum purchase is $500. and Conflicts of Interest This investment  involves  substantial  risks  due in part to the costs which we will incur and the highly  speculative nature of our contemplated Internet-based packaging business. Risks inherent in  investing  in our company are  discussed  under
                    "Risk Factors,"  including the  substantive  doubt about our ability to continue as a going concern.
Plan of
Distribution        The   shares   offered   by  us  are  being   offered  on  a
                    self-underwritten  basis  by  Patrick  Gouverneur,  our sole principal.  The selling  shareholders may sell up to 338,334 at the conclusion of our Primary Offering.
Application
of Proceeds         The  proceeds  of the  offering  are  expected to be used to continue  business  operations  and  expand the scope of the business.  In the event we  receive  more than the  $100,000 minimum, we intend to be more aggressive in implementing our business plan.

                             Summary Financial Data

     The following is a summary of the financial data contained in this prospectus. This information reflects the our operations for the period from inception, (April 17, 2001), to March 31, 2002 on an audited basis and for the quarter ended June 30, 2002 on an unaudited basis.

                                           Period Ended
                                           March 31, 2002
                                          (audited)
                                          ---------------
Current assets                                  $137,422
Non-current assets                                     0
Current liabilities                                    0
Gross Revenues                                         0
Gross Profit                                           0
Loss from continuing operations                 ($35,638)
Net loss                                        ($35,638)

                                           Quarter Ended
                                           June 30, 2002
                                            (unaudited)
                                          ---------------
Current assets                                  $121,261
Non-current assets                                     0
Current liabilities                                4,846
Gross Revenues                                         0
Gross Profit                                           0
Loss from continuing operations                 ($21,007)
Net loss                                        ($21,007)

                                  Risk Factors

     We are a new development stage company. Before making an investment, you should consider carefully, among others, the following risk factors.

1. The Offering Price Was Determined Arbitrarily and is in Excess of the Actual Net Tangible Book Value; Subscribers Of Shares in This Offering Will Pay A Price Per Share That Substantially Exceeds the Value of Our Assets. Our common stock's price per share in this offering has been determined arbitrarily by Mr. Gouverneur and bears no relationship to our assets, book value or net worth. Hence, subscribers of shares in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities. Very specifically, investors in the offering will contribute 36.62% of our total funding at the $100,000 minimum but will only own 10.1% of the equity outstanding (increasing at the $1,000,000 maximum offering to 85.25% of total funding while owning 52.96% of the equity outstanding).

2. There is Currently No Public Market for Our Shares; Absence of Such a Market Will Result in Lower Priced Shares and Make the Shares More Difficult to Re-sell. There is currently no public market for our shares of common stock. It is possible no market will develop. If a market for our shares develops, it might not continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, if you choose to purchase shares as a result of this offering, you may not be able to re-sell your shares in the event of an emergency or for any other reason. Also, the shares may not be readily accepted as collateral for a loan. Accordingly, you should consider the purchase of shares only as a long-term investment.

3. If We Receive Significantly Less Than the $1,000,000 Maximum, We May Not Have the Funds to Commence or Continue With Our Operations. While we believe we require only $100,000 to begin operations, without an infusion of the minimum of this offering, that is $100,000 in capital or profits, we do not expect to be able to continue doing business after 12 months from the date of this prospectus. Our independent certified accountant has raised a substantial doubt about our ability to continue as a "going concern" in our financial statements. We do not expect to receive additional revenues until we can successfully implement our business plan and we do not currently have the capital to achieve our objective.

4. We are a Developmental Stage Company Lacking in Personnel, Equipment and Client Base in Addition to Being Subject to Cash Shortages; In Acquiring and Maintaining these for Day-to-Day Operations, We May Not Be Able to Sustain a Business Even If the Minimum Offering is Achieved. We are in the early stage of development and have a limited net worth. We have been largely inactive to date, having conducted no business except for fund-raising and organizational activities. As a new enterprise in its development stage, we are under-capitalized and subject to cash shortages and limitations with respect to personnel, technological, financial and other resources as well as lack of a client base and market recognition, most of which are beyond our control. Because of these factors, our activities may not attain the level or recognition and acceptance necessary for us to become a viable Internet based packaging business.

5. We Currently Have No Operating History or Revenues with which to Conduct Business; If We Cannot Generate Operating Revenues Sufficient To Cover Expense. We Will Have To Discontinue Operations. To date, we have not yet begun business operations and, accordingly, have received no operating revenues or earnings. As of March 31, 2002, we have assets totaling $137,422, mainly consisting of cash from subscriptions for our common stock and as of June 30, 2002, we have a total of $121,261 in assets from the same source. Our success is dependent upon obtaining additional financing from our intended Internet operations, placement of our equity and from third party resources. Our Internet marketing success depends upon our ability to generate sufficient sales to enable us to continue our business operations. In the event we cannot generate operating revenues sufficient to cover expenses, we will have to discontinue operations.

6. Lack of Present Client Base Coupled With Limited Funds to Attract Customers May Cause an Inability to Attract Enough Client to Remain in Business. We currently have no customers and we are not certain that we will be successful in obtaining customers as planned through either our Internet sales, placement of equity or from third party resources. Further, the very limited funding currently available to us will only permit us to conduct business on a very limited scale. We may therefore never generate enough revenues to market our products sufficient to achieve a commercially viable client base. In the event we are unable to attract and maintain viable business operations, we will have to close our business.

7. Competition May Be Too Strong for Business to Obtain Enough Customers to Continue Operations. The packaging markets in which we are engaged are subject to vigorous competition. Our competitors include other packaging manufacturing companies, packing distribution solutions and retail packaging outlet companies, many of which are larger and have greater financial and marketing resources than we do. To the extent that these competitors aggressively protect their existing market share through reduction of pricing and providing other purchasing incentives to our targeted customers, our financial condition, results of operations or cash flows could be adversely and seriously affected causing us to have to cease operations.

8. Mr. Gouverneur is Currently Our Only Employee and is Solely Responsible for Building Our Client Base and Setting Alliances Necessary for the Business to Continue; Especially Since We Have No Contract with Mr. Gouverneur, the Inability to Retain Mr. Gouverneur Would Result in Discontinuance of Business Operations. The possible success of our business initially is entirely dependent upon the continued services of Mr. Gouverneur. Mr. Gouverneur expects to devote only the time and effort necessary to perform his responsibilities as sole executive officer and director, which will require an average of 2 weeks per month at least for the first 6 months of development once the minimum offering is reached. We presently hold no key-man life insurance on Mr. Gouverneur and have no employment contract or other agreement with him. Since Mr. Gouverneur is currently the only employee, we would have to discontinue operations if we were not able to retain Mr. Gouverneur or if a replacement could not be found.

9. Mr. Gouverneur May Have Insufficient Experience to Maintain the Alliances Necessary for This Business to Succeed. Although he has little or not small packaging marketing or sales experience, it is critical to our commercial viability that Mr. Gouverneur be able to use his networking abilities, printing business past experience and general salesmanship to ensure our ability to achieve a commercially viable market share of the packaging manufacturing business. Given his lack of specific experience, we are not certain Mr. Gouverneur will be able to successfully solicit and maintain adequate strategic alliances to provide us with the products and services we need to conduct business.

10. Self-Underwritten Offering Made by Principal Who Has No Prior Experience; Principal May Not be Able to Sell Shares. Because there is no firm commitment for the purchase of shares, we may not be able to sell the necessary $100,000 minimum. No underwriter, placement agent or other person has contracted with us to purchase or sell any of the shares offered. Accordingly, no commitment exists by anyone to purchase any shares and, consequently, we may not be able to sell any of the shares offered. In fact, the risk is greater in this case since Mr. Gouverneur has not previously conducted a self-underwritten offering (meaning an offering made without the use of broker-dealers).

11. Investors Will not have Access to the Funds Paid for their Shares During the Four to Seven Months of This Initial Offering. We are endeavoring to sell at least $100,000 worth of shares. We may not be able to achieve this minimum amount within the 2-7 months allotted for this initial offering. Investors purchasing shares will not have access to the money paid for the shares until the initial offering period has ended, up to7 months from the date of this prospectus.

12. Operational Costs May Have Been Under Estimated or There May be Unforeseen Costs Which Could Significantly Increase The Need for Additional, but Unavailable Funds; Lack of Additional Funds Could Affect Our Ability to Remain in Business. If we have incorrectly estimated the costs for establishing a client base or for obtaining a substantial volume of packaging sales, we may expend significantly more funds than anticipated without expanding the business. Moreover, we could encounter costs not currently foreseen. In either event, we would not be able to continue operations, as projected, and would have to close the business.

13. There are No Current Plans to Pay Dividends; The Decision to Pay Any Dividends in the Future Resides with Mr. Gouverneur, the Sole Director. Each share is entitled to dividends if and when the Board of Directors decides to distribute dividends. However, we currently have no plans to pay dividends, either now or for the foreseeable future. The amount and frequency of dividends distributed to shareholders is solely within the discretion of our management, currently only Mr. Gouverneur. At present, we will retain any earnings for the operation and expansion of the business.

14. Management May Use Proceeds in Ways That Vary from Those Described Including Ways Which Could Have an Adverse Effect on Our Profitability. The amounts discussed in the "Application of Proceeds" section indicate the proposed use of proceeds from this offering. However, management may choose to use these funds in ways that vary from the usage stated in this prospectus without consent from the investors. These decisions could have an adverse effect on our profitability.

15. Shares Likely Will Be "Penny Stock" Regardless of Whether or Not a Secondary Market Develops for the Shares. Our shares are subject to the low-priced security (or so-called "penny stock") rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require (among other things) the delivery, prior to the transaction, of a disclosure schedule required by the Securities and Exchange Commission (SEC") relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. If the shares are characterized as a penny stock, the ability of purchasers in this offering to sell their shares could be limited regardless of whether or not a secondary market develops.

Related -Party Transactions

     Prospective investors should consider the following inherent or potential conflicts of interest before subscribing for shares:

Existing Ownership of Shares by Principal Shareholders

Owner                                 Date Issued        Number of Shares
----------------------------------    ---------------    ----------------------
Patrick Gouverneur                    04/17/2000         600,000
President and Director
Quebec Inc.
Owns more than 10% prior to the       11/29/2001         100,000
offering

     Mr. Gouverneur is acting as issuer-agent in selling our shares in this self-underwriting. He has a conflict in so acting and during the contemplated secondary component of this offering, attempting to sell up to 50,000 of his share in our company.

     Quebec Inc. will sell its shares for a fixed price of $1.00 per share even after our stock is quoted on the OTC BB.

     We have no plans to issue any additional securities to management, promoters, affiliates or associates at the present time. If the Board of Directors adopts an employee stock option or pension plan, we may issue additional shares according to the terms of this plan.

Business with Affiliates

     We have only done business in our opinion with affiliates at the prices and on terms comparable to those of non-affiliates. The Board of Directors must approve any related party contract or transaction.

     In April, 2001, we issued 600,000 shares of restricted Common stock to Mr. Patrick Gouverneur, the President and Director of New Millenium, and record and beneficial owner of approximately 66% of our outstanding common stock, for founders services valued at $60. The founders' shares were issued pursuant to 4(2) of the Securities Act of 1933, as amended (the "Act") to our then only shareholder and director. Based on the fact that these shares were granted at inception with no market at all, we believe that this issuance and the valuation were fair.

     From April 2001 through October 2001, we sold 300,000 shares of restricted common stock to French and Canadian residents for cash consideration totaling $180,000. Subsequently, we cancelled the subscription for 11,666 shares totally $7.000 since the subscription receivable was not paid. Quebec Inc. acquired its 100,000 shares at that time for cash consideration totaling $60,000. This company was an accredited investor. No underwriter was employed in connection with the offering and sale of the shares. We claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 506 of Regulation D promulgated thereunder. Based on the fact that these shares were granted at $0.60 per share when there was no market at all, we believe that this issuance and the valuation were fair.

     We do not intend to use the proceeds from this offering to make payments to any promoters, management or any of their affiliates except as salaries, benefits and out of pocket expenses. We have no present intention of acquiring any assets of any promoter, management or their affiliates or associates. In addition, we have no current plans to acquire or merge with any business which our promoters, management or their respective affiliates have an ownership
interest.   Although  there  is  no  present   potential  for  a  related  party
transaction, in the event that any payments are to be made to promoters and management, this information will be disclosed to the shareholders in our periodic reports that we will file under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     There are no arrangements or agreements between non-management shareholders
and  management  under  which   non-management   shareholders  may  directly  or
indirectly participate in or influence our affairs.

              Fiduciary Responsibility of the Company's Management

     Our counsel has advised us that we have a fiduciary responsibility for the safekeeping and use of all company assets. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to our affairs. For example, management cannot commingle our property with the property of any other person, including that of any current or future member of management.

     According to federal and state statutes, including the Florida General Corporation Law, shareholders in a corporation have the right to bring class action suits in federal court to enforce their rights under federal securities laws. Shareholders who believe that our management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at that time.

                              Selling Shareholders

     The shareholders listed below are offering a total of 338,334 shares in addition to the up to 1,000,000 shares we are selling. The shareholders, not New Millenium, will receive the proceeds from the sale of their individual shares.

     The only selling shareholder who has held a position, office or had any other material relationship with us since inception is Patrick Gouverneur, our President and sole Director. Each selling shareholder may offer all, some or none of the Common stock they own.

                                                                Amount of Shares
Name of Owner                           Total Shares Owned        Being Sold (1)
Patrick Gouverneur                           600,000                  50,000
222 Lakeview Avenue, PMB 435,
West Palm Beach, FL 33401

Quebec Inc.  (2)                             100,000                 100,000
400 rue St Jacques Montreal
Canada

Jardasi Azzedine                              60,000                  60,000
10 rue Misericorde
Tunis

Egire Finance                                 35,000                  35,000
10 rue de la Paix
75 002 Paris

Jean Michel Marinakis                         18,334                  18,334
22 rue de la porte d'Asnieres
75 017 Paris

Fayez Naroz                                   25,000                  25,000
17 rue Simone Weil
75 013 Paris

Lotfi Bel Hadj                                17,500                  17,500
95 rue de Tocqueville
75 017 Paris

Azzouz Baccar                                 10,000                  10,000
18 Allee Fontainbleau
Paris

Martial Djeradi                               10,000                  10,000
7 rue Marbeau
75 116 paris

Fabrice Laffont                                7,500                   7,500
10 rue Ibry
92 200 Neuilly sur Seine

Maurice Mayeko                                 5,000                   5,000
169 Chevalerie
60 230 Chambly
                                      --------------------   -----------------
                            Total            888,334                 338,334
                                      ====================   =================

(1) With the exception of Patrick Gouverneur, our President and sole director, Quebec Inc. and Mr. Azzedine, each of these selling shareholders owns less than 5% percent of our common shares.

(2) The principal of Quebec Inc. is Lotfi Belhadge, who is not affiliated with us. Quebec Inc. will sell its shares for a fixed price of $1.00 per share even after our stock is quoted on the OTC BB.

                              Plan of Distribution

     This is a self underwriting; made through our only officer and director, Mr. Gouverneur. Mr. Gouverneur is exempt from registration as a broker dealer by virtue of compliance with Rule 3a4-1 of the Exchange Act, as he meets the following conditions:


(1)  He is not subject to statutory disqualification.
(2) He will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.
(3) He is not and will not be at the time of his participation an associate person of a broker dealer.
(4)  He meets the requirements of Rule 3a4-1(1)(4)(iii).

     We are not offering these securities through an underwriter and therefore, no discounts or commissions will be allowed to dealers. Held proceeds from the sale of shares by us will not be paid until the $100,000 minimum in sales is achieved. In the event that the minimum is not reached during the offering period, the funds, without interest will be returned to the investors.

     The selling shareholders may effect the distribution of up to 338,334 shares in one or more transactions that may take place through block trades or ordinary broker's transactions, or through privately negotiated transactions, an underwritten offering, or a combination of any such methods of sale. The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or up to 338,334 of their shares of common stock on any stock exchange, market or trading facility on which our shares are traded or quoted or in a private transaction at a price of $1.00 per share until our shares are quoted on the OTC BB and thereafter, with the exception of Quebec Inc. which will continue to sell at a price of $1.00 per share, at prevailing market prices or privately negotiated prices. The selling shareholders may use one or more of the following methods when selling shares:

- Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
- Block trades in which the broker-dealer will attempt to sell as agent but may position and resell a portion of the block as a principal to facilitate the transactions;
- Purchase by a broker-dealer as principal and resale by the broker-dealer for its account;
- An exchange distribution in accordance with the rules of the applicable exchange;
-    Privately negotiated transactions;
-    A combination of any such methods of sales; and/or
-    Any other method permitted pursuant to applicable law.

     Selling shareholders also may sell their shares under Rule 144 of the Act, rather than under this prospectus.

     Selling shareholders may pay usual and customary or specifically negotiated brokerage fees or commissions in connection such sales.

     The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of their New Millenium common stock sold less the aggregate agents' commissions and underwriters' discounts, if any. The selling shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Act, and any profit from the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licenses brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or any exemption from such registration or qualification requirement is available and the sale is made in compliance with the requirements.

                             Application of Proceeds

     Net proceeds from the sale of the shares of common stock are estimated to be $960,000 if the maximum 1,000,000 shares is sold at $1.00 per share and $60,000 if only the 100,000 minimum number of shares is sold. We will not receive any money from the sales of shares by the selling shareholders. The amount of net proceeds reflects the expected cost of $40,000 in expenses at both the minimum or the maximum offering.

     These proceeds will be used to finance the expansion of our activities as well as for general business purposes. In the event only the minimum sales are made, we will concentrate our efforts primarily on expanding our lines of credit. In the event that more than the minimum is sold, we intend to expand operations, personnel and projects. None of the estimates include income from revenue. While we anticipate receiving income from our day-to-day operations, this income may not be enough to generate a positive cash flow before proceeds from the sale of shares from this offering are expended.

     The following table sets forth the use of the proceeds from this offering:



                  [Balance of page intentionally left blank.]

                             Use of Proceeds (1)(2)

                                        $                        $                          $
                              -----------------------  -----------------------  --------------------------
                               Dollar                   Dollar                    Dollar
                               Amount     Percentage    Amount     Percentage     Amount      Percentage
                              ----------  -----------  ----------  -----------  ------------  ------------
GROSS PROCEEDS                  $100,000       100.0%    $550,000      100.0%    $1,000,000        100.0%
Offering expenses
Legal Fees                        30,000        30.0%      30,000        5.5%        30,000          3.0%
Accounting Fees                    5,000         5.0%       5,000        1.0%         5,000          0.5%
Filing Fees                        5,000         5.0%       5,000        1.0%         5,000          0.5%
Net Proceeds from Offering        60,000        60.0%     510,000       92.7%       960,000         96.0%
Use of Net Proceeds(3)
Website Development,              25,000       25.00%     125,000      22.72%       250,000        25.00%
Product Design and
Corporate Imaging
Ongoing Website                    7,000        7.00%      35,000       6.36%        70,000         7.00%
Modifications
Advertising                        5,000        5.00%      25,000       4.54%        50,000         5.00%
Printing & Engraving               5,000        5.00%      15,000       2.72%        25,000         2.50%
Expenses
Salaries                               0            -     100,000      18.18%       175,000        17.50%
Rent                                   0            -      25,000       4.54%        50,000         5.00%
General and Administrative             0            -      37,000       6.73%        75,000         7.50%
Research and Development          10,000       10.00%      25,000       4.54%        75,000         7.50%
Working Capital                    8,000        8.00%     123,000      22.36%       190,000        19.00%
Total Use of Net Proceeds         60,000      100.00%     510,000     100.00%       960,000       100.00%


(1) In order to begin our operations, we incurred costs of approximately $25,000 for equipment, printing and related expenditures paid by Mr. Gouverneur. We do not intend to reimburse Mr. Gouverneur for these costs.

(2) We reserve the right to change the application of proceeds depending on unforeseen circumstances at the time of this offering. The intent is to implement our business plan to the fullest extent possible with funds raised in this offering.

(3) If the minimum offering of $100,000 is achieved, proceeds from this offering are expected to satisfy our cash requirements for the next 12 months and allow us to commence operations. Therefore, it should not be necessary to raise additional funds in order for us to continue operations, albeit at a minimal level.

     We are not currently in default or breach of any type of indebtedness or financing arrangement. Nor are we subject to any unsatisfied judgments, liens or settlement obligations. However, we do anticipate cash flow difficulties while setting up our business operations.

                                    Dilution

     The following table shows the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by our present shareholders.

                         Dilution for $100,000 Offering

Initial public offering price per share                            $1.00     (100.0%)
Net tangible book value per share before offering                $0.1948     (19.48%)
Increase per share attributable to new shareholders              $0.0815      (8.15%)
Pro forma net tangible book value per share after offering       $0.2763     (27.63%)
Total dilution per share to new shareholders                     $0.7237     (72.37%)

                            Shares Purchased           Total Consideration
                     ---------------------------  ----------------------------
                                                                                Average Price
                       Number        Percent          Amount        Percent       Per Share
                     ---------    --------------  -----------    -------------  ---------------
  Existing Shares      888,334       89.88%        $173,060         63.38%         $0.1948

    New Shares         100,000       10.12%        $100,000         36.62%          $1.00


       Total           988,334         100%        $273,060        100.00%          $0.2763

                        Dilution for $1,000,000 Offering

Initial public offering price per share                          $1.00     (100.0%)
Net tangible book value per share before offering              $0.1948     (19.48%)
Increase per share attributable to new shareholders            $0.4264     (42.64%)
Pro forma net tangible book value per share after offering     $0.6212     (62.12%)
Total dilution per share to new shareholders                   $0.3788     (37.88%)

                            Shares Purchased           Total Consideration
                     ---------------------------  ----------------------------
                                                                                Average Price
                       Number        Percent          Amount        Percent       Per Share
                     ---------    --------------  -----------    -------------  ---------------
  Existing Shares      888,334       47.04%       $  173,060        14.75%      $0.1948

    New Shares       1,000,000       52.96%       $1,000,000        85.75%      $1.00


       Total         1,888,334      100.00%       $1,173,060       100.00%      $0.6212

                                   The Company
Introduction

     New Millenium Packaging Inc. was incorporated under the laws of Florida on April 17, 2001. We are a development stage company founded by Mr. Patrick Gouverneur, our sole executive. We have no business operations or revenues to date. There is no guarantee that we will be able to conduct business operations or generate revenues in the future. At present, our offices are located at: 222 Lakeview Avenue, PMB 435, West Palm Beach, FL 33401. Our telephone number is
(561)832-5698.

     Since incorporating in 2001, we have conducted initial research into distribution opportunities available to manufacturers' representatives in general with a focus on distribution of new innovative and patented drink packaging products. This research entailed the extensive study of specific packaging manufacturers and accessory device manufacturers and their present distribution methods and outlets. The results of our research have given us an understanding of the expansiveness of these manufacturers and their existing distribution relationships. Other research has included the study of distribution and marketing medium. This study involved an analysis of existing distribution of packaging and related devices. Our research has been our primary focus in addition to our organizational activities. These research efforts and organizational efforts have to date consumed our total company efforts.

     The patented drink packaging product upon which we have focused is a small-sized container (up to 0.5 liters) with an integrated valve for non-carbonated drinks. The packaging is made of a supple plastic that is recyclable and composed of flexible film layers. This flexible film allows the opening of the packaging. The consumer has access to the contents through an integrated straw located in the integrated valve. The valve allows the consumer to drink as much as he or she wishes and then to push back the straw for later use.

     The integrated straw of our product is one of the characteristics that separates it from the drink packaging currently in use. Our packaging product has been created with a very specific type of straw that prevents bacteria from going inside the beverage. Most of our competitors' packaging has separated straws that allow for the possibility of the bacteria intrusion. Our product also offers other distinctive characteristics or a combination of specific tools including:

     * The weight of this packaging will be one of the lightest on the market. Its average weight when empty is between 7 grams for a 0.25 liter capacity and 9 grams for a 0.5 liter capacity.
     * It has been designed with an eco-friendly aspect. Its eco balance is higher than cardboard, glass, plastic, iron or aluminum packaging.
     * It has been designed to provide a healthier and safer packaging product. Its integrated straw and valve is designed to prevent the intrusion of bacteria.

All of these characteristics can appear on beverage products separately, but have never been embedded into one single packaging product up until now.

     Based upon the research that has been made on all the elements that create the package, that is plastic, film, straw, etc., we can estimate that the average weight of our product when empty is between 7 grams for a 0.25 liter capacity and 9 grams for a 0.5 liter capacity, which makes it lighter than aluminum cans, plastic bottles or brickpacks.

     We intend to have the first prototype designed by a concept and design firm with an expertise in technological innovations. We will use such prototype to allow visualization for potential production, distribution and marketing. We have not selected as yet a design firm. While we researched many patents and patent applications, it is now concentrating on a specific patent application listed as Patent Number US6293394, Application No. YS19990419932 19991018, Publication Date September 25, 2001

     As of today, we have not acquired a legal interest in Patent Number US6293394 whose inventors are Juris Walter of Switzerland, Andreas Zeigler of Switzerland and Claude Marbler of France. The current holder of this patent is Alusuisse Technology & Manufacturing Ltd., a US company. We are not only focusing on securing the rights to this patent but also we are studying the registration of a proprietary patent of our own. Therefore, in the event we are unable to secure the rights to this patent, it should not prevent us from manufacturing our packaging product. However, if we do not secure the patent, our development will be slowed and the launch of the final product might be postponed. The weight feature is not included in the patent design for Patent Number US6293394; however it will be a feature we will incorporate into our finished packaging as an improvement, if we secure this patent or into our own proprietary patent, should be elect to proceed in that manner.

     Our research and design activities currently being performed include:

     * Research on raw material buying, machine conversion options, transformation services from film to reel, production capabilities, acquisition of equipment for insertion of the straw, and studying general food and beverage industry trends.
     * Design for our trademark, for communication purposes and for our packaging including shape and visual identity.

     Once we have finalized our design, our market strategy involves two steps. The first step will be to approach existing packaging manufacturers and establish a business relationship as well as partnership agreements with them in order to finalize the manufacturing of our product. The second step will be to establish distribution networks through strategic partnerships with the main players in the food and beverage industry that includes both manufacturers and distributors. As part of our research, we have identified several large distribution companies that currently market substantial qualities of disposable drink products. Those include Target and Walmart in the United States and Carrefour, Cora and Auchan in Europe. Although we have not entered into any direct negotiations with any of these companies, it is anticipated that if our product is marketed and priced properly, that these would be principal customers that we would seek out for distribution in this second step.

     If we are successful in our offering, it is anticipated that we can launch our products in June 2003 and that first revenue could begin in September 2003. We believe that will allow sufficient time from closure of the offering to launch. We believe that at minimum, we have budgeted sufficient funds to continue the research, commence design and initial our advertising, while at maximum, we believe we have budgeted sufficient funds to fully launch the product for distribution by June 2003. However, there can be no assurance that we can meet the anticipated launch date, projected first revenue date or that we will not encounter unexpected expenses that were not foreseen at the time we prepared the Use of Proceeds set out in this Prospectus.

     As of today, we cannot confirm whether we will manufacture our products within our own facilities. Currently we are studying whether it is financially viable to manufacture our products or whether it is more cost effective to subcontract one or some of the manufacturing processes to others.

     Our objective is to provide a cost competitive unique alternative for special drink packaging purchasers, which would enable customers to make very specific and personal purchasing decisions. However, we have generally been inactive to date, having conducted no business operations except for organizational, fund-raising and market research activities since inception.

     We plan to seek various combinations with other entities in the near future. These entities may include packaging manufacturers and distributors, drink manufacturers and distributors and any other entity that would allow us to further expand our product development.

Timeline of Company Efforts

     Within 4 to 7 months from the date of this prospectus, it is essential that we successfully raise a minimum of $100,000. We expect to be able to utilize this offering as the primary focus to achieve the raising of such capital.

     During this process, we will refine our market research and seek to obtain preliminary letters of agreement with various packaging manufacturers to assure us of an adequate offering of choices of product to our customers. Mr. Gouverneur's primary focus will be the initial establishment of these relationships. To date, we have no preliminary or final agreements with any companies for packaging manufacturing.

     In order to become fully operational and profitable, we must first successfully raise a minimum of $100,000 in the present offering. Once we have raised these funds we will be able to develop our distribution network, obtain contractual supply commitments with packaging manufacturers; and launch our Website. Funds generated from this offering will be used at each step of the above-described milestones. We have already begun researching the packaging industry and Mr. Gouverneur has expended costs of approximately $25,000 towards the purchase of equipment, printing, legal and accounting expenses and is committed to the success of our business plan.

     Immediately upon the successful completion of at least the minimum offering, we expect the preliminary letters of agreement will be converted into firm contracts. We anticipate that this process will require no more than 18 months from the date of this prospectus.

     Once we have raised at least $550,000 under this Prospectus, we will seek to employ additional key personnel. We view the addition of a controller with excellent accounting skills to be an essential. In addition, as we progress into a fully operational business entity, we will add to management an experienced executive officer who has distribution marketing experience. We anticipate that this position will be filled within 20 days of successfully achieving the maximum offering. We strongly believe that Mr. Gouverneur's initial entrepreneurial vision will enable us to successfully launch our business model; however, we believe that it will take a seasoned marketing executive to enable us to grow beyond the start-up stage and into a successful and profitable business entity. It is anticipated that we will incur an annual average salary expense of $75,000 per executive. In addition to their annual salaries, we will offer a stock option plan and employee profit sharing plan. However, neither plan has been created as of the date of this prospectus.

     Within two months after we achieve the $100,000 minimum offering, it will be our primary focus to finalize our products' design. The proceeds used for Website Development, Product Design and Corporate Imaging will cover all expenses related to the design of the prototypes as well as the design for our corporate identity. We have decided not to invest as much in Internet expenses before our products are launched on the market. It is our goal to partner with our packaging manufacturers in the design and expense of our image. We anticipate the actual cost of the marketing campaign itself will be fully subsidized from the partnering efforts and ongoing arrangements with our prospective accessory manufacturers. Partnering efforts means that we are going to benefit from already known brands by negotiating the use of our packaging product technology in exchange for the already established visual recognition of these companies.

     At this point, we have not generated any revenues due to the preliminary research and organizational activities which have consumed our attention. As a result of this initial limited focus, we have no current business operations. There is no guarantee that we will be able to successfully establish business operations or revenues to a point where our business becomes viable.

Competition

     While there is no direct competitor for our innovative design packaging concept, the following mediums exist for packaging of similar products:

-        Cardboard packaging                -        Iron or aluminum can
-        Glass bottle                       -        Plastic bottle
-        Stand up pouch                     -        Supple plastic pouch


Advertising

     It is our belief that the packaging industry has not fully utilized the distribution opportunities offered by the Internet. We intend to develop our presence utilizing the Internet by creating a corporate website and an intranet network that will allow communications both externally on the web and internally within our distribution network. If maximum funds are available, we will explore the financial viability for distribution of our products using an e-commerce platform. We believe that we have estimated a sufficient budget at maximum to implement such expansion.

     In the initial advertising phase, we intend to list our website on the ten largest search engines, including excite@home, yahoo, infoseek, America Online, LookSmart, About, Alta Vista, Google, DirectHit, Yep and NorthernLight, of which the latter five search engines use computer algorithms to predict relevance. To assure accessibility and visibility in the search engine listings, we will employ available services to manually submit the listing on the search engines, wherever possible once a month, and to enter the submission under several relevant key categories to enhance hits. Some of these listings are free and with banner advertising on our website given in exchange. However, we estimate that the largest search engines will cost us approximately $5000 for our initial launch. We have budgeted this amount in our Use of Proceeds at minimum, along with funds for our website development and modifications. We anticipate at maximum, that our website can be developed fully with maximum exposure possible and an e-commerce platform added.

                                   Management

     The following table reflects the name, address, age and position of the sole Executive Officer and Director. Until such time as we are fully operation, our Executive Officer is anticipated to devote only such time as is necessary to operate New Millenium. In this regard, our sole officer will spend an average of 2 weeks per month at least for the first 6 months of development once the minimum offering is reached. For additional information, see the biographical information that follows:

Name and Address           Age    Position
------------------------   ----   -------------------------------------
Mr.  Patrick Gouverneur    49     President, Secretary, Chief Executive
9988 Grande Verde, #102           Officer, Principal Financial and
Boca Raton, FL   33418            Accounting Officer and Director

     Patrick Gouverneur, age 49, has been the sole Executive Officer and Director of New Millenium since April 2001 (inception). At the current time, he dedicates as much time as is necessary to operate New Millenium. Also he serves currently as President of Printing International Corp, a US company editing brochures and catalogues for the French market. Additionally, he is the President of CIF International Corp, a US company that manages real property. In 1997, CIF International purchased a commercial building in the Miami area. This building was remodeled and transformed into a Medical Center and was sold in April 2000. Also he currently serves as a part-time Journalist for a French news magazine named "Marianne." In 1970, Mr. Gouverneur received his Baccalaureate degree from Lycee Ste Barbe in Paris. In 1975 he attended The European Business School in Paris, where he earned a Business Degree with a major in Finance.

Remuneration and Employment Contracts

     Mr. Gouverneur has been issued 600,000 shares of our common stock.

     Except for this described compensation, it is not anticipated that our sole Officer will receive any cash or non-cash compensation for his services. When we begin operations, and subject to the following provisions, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to our sole Officer for his services. We do not have an employment contract with Mr. Gouverneur.

Compensation of Directors

     Until we have $250,000 in sales, no officer or member of the Board of Directors will be paid separately for their services. Directors' out-of-pocket expenses will be reimbursed upon presentation of appropriate documents. Mr. Gouverneur initially is our sole Director. Although Mr. Gouverneur has paid approximately $25,000 for the costs we incurred to begin operations, we have no intention of reimbursing Mr. Gouverneur for these costs in the future.

Employee Benefits

     We do not provide officers with pension, stock appreciation rights, long-term incentive or other plans but have the intention of implementing such plans in the future.

     We intend to implement a restricted employee stock option plan. Under this plan, the Board of Directors could grant employees, directors and certain advisors options to purchase shares at exercise prices of at least 85% of the then current market price. Income from any such options is not expected to be tax deferrable. As of the date of this Prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 shares will be reserved. We intend to seek shareholder approval for the plan.

     We intend to adopt an employee bonus program to provide incentive to our employees. This plan would pay bonuses in cash or stock to employees based upon our pre-tax or after-tax profit for a particular period. Also we intend to adopt a retirement plan, such as a 401(k) retirement plan, and implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the fair market value of the underlying shares on the date of their grant. We intend to seek shareholder approval for the employee bonus and 401(k) plans.

                                   Litigation

     There has never been any material civil, administrative or criminal proceedings concluded, pending or on appeal against Mr. Patrick Gouverneur or us.

                             The Company's Property

     We do not own any real property and we do not have a principal plant or other materially important physical property.

      Securities Ownership of Certain Owners and the Principal Shareholder

     The following table summarizes certain information with respect to the beneficial ownership of New Millenium shares, immediately prior to and after this offering. The following table sets forth information as of June 30, 2002, regarding the ownership of common stock by each shareholder known to be the owner of more than 5% of the outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned.

                               Prior to Offering(1)                    After the Offering
                              ---------------------   --------------------------------------------------
Name of and Address  of                                    Minimum                    Maximum
                                                      ---------------------     ------------------------
 Beneficial Owner:              Number       %         Number          %          Number            %
----------------------------  ------------ --------   ---------    --------     ----------    ----------

Patrick Gouverneur (2)            600,000    67.54     600,000       60.71        600,000         31.77
222 Lakeview Avenue, PMB 435                               (3)                        (3)
West Palm Beach, FL 33401

Quebec Inc.                       100,000    11.26     100,000       10.12        100,000          5.29
400 rue St Jacques                                         (4)                        (4)
Montreal, Canada

Jardasi Azzedine                   60,000     6.75      60,000        6.07         60,000          3.17
10 rue Misercorde                                          (4)                        (4)
Tunis, Tunisia

All Directors, Officers and       600,000    67.54     600,000       60.71        600,000         31.77
Shareholders as a Group (one
person)
                                  888,334   100.00     988,334         100      1,888,334        100.00
Total Shares Outstanding

(1) Based upon 888,334 shares of our Common stock issued and outstanding as of June 30, 2002.

(2) Mr. Gouverneur may be deemed a promoter under the Securities Act of 1933, as amended. He is our sole Executive Officer and sole member of the Board of Directors.

(3) Mr. Gouverneur may sell up to 50,000 shares at the conclusion of the primary offering under this prospectus. If we have sold only the minimum at that time, and he sells all 50,000 shares, he would then own 55.65% of the then outstanding shares. If we have sold the maximum at that time, and he sells all 50,000 shares, he would then own 29.13% of the then outstanding shares.

(4) Quebec Inc. and Mr. Azzedine may sell all of their shares at the conclusion of the primary offering under this prospectus.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

     Since inception, we have conducted no business operations except for organizational, capital-raising and market research activities. For the period from inception through June 30, 2002, we have had no revenue from operations and accumulated operating expenses amounted to $56,545. These operating expenses are related to start up, legal and organizational expenses. We propose to sell innovative drink packaging and related devices to the public via commercial distribution.

     As of June 30, 2002, we had approximately $121,261 in cash in the bank and $7,000 in stock subscriptions receivable. We feel that this will meet our specific cash requirements for the next 12 months. In addition, we have completed a majority of the start-up organizational, fund-raising and research activities necessary to position us to start the next level of our business. We foresee incurring additional losses as we commence initial operations and until such time as we begin to generate revenue, of which there can be no assurance. However, we must complete successfully this offering (at least the $100,000 minimum), the finalization of the design and implementation of our product, the establishment of binding agreements with packaging industries and their drop shipment partners; complete at least $550,000 of this offering to hire our controller followed by the hiring of a retail experienced chief executive officer at such time as we reach the maximum of this offering. We anticipate that the full plan can be undertaken with the raising of the maximum of $1,000,000 from this offering. If we are unable to generate sufficient capital from our offering or revenue from operations to implement our business plans, we intend to explore all available alternatives for debt and equity financing, including private and public securities offerings.

     Initially, Mr. Gouverneur will be solely responsible for developing our business. However, when sufficient capital becomes available, we expect to employ a controller and an experienced Chief Executive Officer. In addition, we expect to continuously engage in market research in order to monitor new market trends and other critical information deemed relevant to our business. This continuous research will take the form of reports from our sole officer

For the Year Ended March 31, 2002 (audited)

         Financial Condition, Capital Resources and Liquidity

         General

1. At March 31, 2002, we had $137,422 in assets and $0.00 (zero) liabilities.

2. Since inception, we have received $173,000 in cash as payment for the issuance of shares and $7,000 in stock subscriptions receivable.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to have sufficient working capital at least until such time as it is operational.

5. Management intends to control its expenditures until such time as it has sufficient capital to expand operations.

     Issuance of Stock

1. At inception, we issued 600,000 "founders" shares of Common stock valued at $60 to Mr. Gouverneur for services rendered in setting up New Millenium.

2. From April through October 1, 2001, we sold a total of 300,000 shares of common stock to French and Canadian residents for cash totaling $180,000. Subsequently, we cancelled the subscription for 11,666 shares totally $7.000 since the subscription receivable was not paid. Quebec Inc. acquired its 100,000 shares at that time for cash consideration totaling $60,000. All were accredited investors. No underwriter was employed in connection with the offering and sale of the shares. We sold our stock in a self-underwritten offering conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rule 506 of Regulation D promulgated thereunder. This offering was made in France and Florida. We undertook the offering of shares of Common stock on October 1, 2001, and did not pay any underwriting discounts or commissions.

     Even though we believe with the successful minimal offering, we will obtain sufficient capital with which to implement our business plan on a limited scale, we do not expect to continue operations on a larger scale without an additional increase in revenue from the promotion and/or an additional infusion of capital from this offering or otherwise. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders.

     Net Operating Losses

     We have net operating losses carry-forwards of approximately $35,600 expiring at March 31, 2022. These operating expenses are related to start up, legal and organizational expenses. We also have a $5,500 deferred tax asset resulting from the loss carry-forwards. We have established a 100% valuation allowance for this asset. Until our current operations begin to produce earnings, our ability to utilize these carry-forwards is unclear.

For the three month period ended June 30, 2002

         Financial Condition, Capital Resources and Liquidity

         General

1. At June 30, 2002, we had $121,261 in assets and $4,846 in liabilities.

2. Since inception, we have received $173,000 in cash as payment for the issuance of shares and $7,000 in stock subscriptions receivable.

3. Our working capital is presently minimal and there can be no assurance that our financial condition will improve.

4. Management expects to have sufficient working capital at least until such time as it is operational.

5. Management intends to control its expenditures until such time as it has sufficient capital to expand operations.

     Issuance of Stock

1. No shares have been issued in the three month period ended June 30, 2002.

     Historical Fact Versus Projection and Expectation

     Statements contained in this document that are not historical fact are forward-looking statements based upon management's current expectations. These subjective assessments are subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In accordance with SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 13," the Company delayed the implementation of SFAS No. 133, as amended by SFAS 138. The standard became effective January 1, 2001 and management does not expect the adoption of the standard to have any impact on the financial position or results of operations of New Millenium.

     In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" summarizing the SEC's views in applying generally accepted accounting principles to various revenue recognition issues. Management believes that its revenue recognition practices are in conformity with SAB No. 101.

     In April 2000, the FASB issued FASB Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation: An interpretation of APB No. 25." We have adopted the provisions of FIN No. 44, and such adoption did not impact our results of operations.

     In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities", a replacement of SFAS No. 125. The standard became effective in 2001 and management does not expect the standard to have any effect on our financial position or results of operations.

                  Certain Provisions of Florida Law And of The
                 Company's Articles of Incorporation And Bylaws

     Under Florida law, a director of New Millenium is not personally liable for monetary damages to New Millenium or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of New Millenium to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of New Millenium, or willful misconduct; or (5) a proceeding by or in the right of someone other than New Millenium or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

(1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, New Millenium, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

(2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(3) The transaction was fair and reasonable to New Millenium at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

     Our Articles of Incorporation as amended provide the following:

                          ARTICLE XI. INDEMNIFICATION

     The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

          (a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

          (b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

          (c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

          (f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

          (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

     Our Bylaws provide the following:

                                   "ARTICLE XI
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

     Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

     Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

     To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above."

     Further, Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of New Millenium exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of New Millenium.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of New Millenium pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed by the Act and if, therefore, unenforceable.

                        Absence of Current Public Market

     There is no current public trading market for the shares. While we intend to have a market maker apply to qualify the shares for quotation on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "NMPI" when this Prospectus is effective, there is no assurance that we can satisfy the current pertinent listing standards or, if successful in getting listed, avoid later de-listing.

                              Description of Stock

Common Stock

     We are authorized to issue 50,000,000 shares of Common stock, $.0001 par value. Our legal counsel, Mintmire and Associates, has concluded the issued and outstanding shares of Common stock being registered will be validly issued, fully paid and non-assessable. In the event we go out of business, the shareholders are entitled to share in all remaining assets after liabilities are paid. There are no redemption or sinking fund provisions or preemptive rights with respect to the shares. Shareholders have no right to require us to redeem or purchase shares. In order to obtain equity financing, we may be required to dilute the interest of existing shareholders or forego a substantial portion of our revenues, if any.

     All shares have equal voting rights of one vote per share. Shareholders may vote in all matters to be voted upon by the shareholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such an event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully-paid and non-assessable shares.

Dividends

     The holders of outstanding shares Common stock are entitled to receive dividends out of the assets legally available whenever and in whatever amounts the Board of Directors may determine. We do not expect to pay dividends for the foreseeable future.

Preferred Stock

     We are authorized to issue 10,000,000 shares of preferred stock, $.0001 par value. The issuance of preferred stock does not require approval by our shareholders. Shareholders may have the right to receive dividends, certain preferences in liquidation and conversion and other rights. Currently, we have no issued and outstanding preferred shares and none are contemplated.

Transfer Agent

     Our transfer agent is Interwest Transfer Co., Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, UT 84117.

Certain Provisions of Florida Law

     Section 607.0902 of the Florida Business Corporation Act prohibits voting by shareholders in a publicly-held Florida corporation who acquired their shares in a control share acquisition unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A control share acquisition is an acquisition of shares that immediately entitles the shareholder to vote in the election of directors within each of the following ranges of voting power:

1.   one-fifth or more, but less than one-third of such voting power;
2.   one-third or more, but less than a majority of such voting power; or
3.   more than a majority of such voting power.

     Our Amended Articles of Incorporation specify that Section 607.0902 does not apply to control-share acquisitions of shares we offer.

                             Subscription Procedure

In order to purchase shares:

1. An investor must complete and sign a copy of the subscription agreement provided with this Prospectus.

2.   Checks should be made payable as follows:

         New Millenium Packaging Inc. -- Attorney Escrow Account.
         [Note:  The minimum check amount accepted is $500.]

3. The check and the subscription agreement should be mailed or delivered to the escrow agent as follows:

                  Mintmire and Associates
                  265 Sunrise Avenue
                  Suite 204
                  Palm Beach, FL 33480

     You must indicate in the subscription agreement whether your net worth and/or annual income meet indicated suitability standards set forth in "Prospectus Summary." In addition, you must indicate that you have received this Prospectus and that you are a citizen or permanent resident of the United States.

Escrow Account

     Funds from the sale of this offering will be retained in an attorney escrow account maintained with our securities counsel, Mintmire & Associates. Under pertinent Florida regulation, interest will be paid to the Florida Bar Association for funding attorney representation for those who cannot otherwise afford counsel. Accordingly, any interest will not be paid to us or shareholders. If the minimum is not achieved, the full subscription amount will be returned promptly without deduction to the investor or investors who submitted the payment and without interest.

                              ERISA Considerations

     Those who consider purchasing shares on behalf of qualified plans are urged to consult with tax and ERISA counsel to determine that such a purchase will not result in a violation of prohibited transaction under ERISA, the Internal Revenue Code or other applicable law. We will not ourselves seek any independent determination on these matters, rather we will rely on the determination made by such experts engaged by the purchaser. However, no shares will be sold to any plans if we believe that the sale will result in a prohibited transaction under ERISA or the Code.

                                  Legal Matters

     The validity of shares being offered by this prospectus will be passed upon for by Mintmire and Associates, 265 Sunrise Avenue, Suite 204, FL 33480 Palm Beach. This firm acts as counsel to New Millenium, the issuer of the shares offered by this prospectus. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in New Millenium and was not a promoter, underwriter, voting trustee, director, officer or employee of New Millenium.

                                     Experts

     The financial statements included in this prospectus and in the registration statement to which it is attached have been audited by Durland & Company, CPAs, P.A., independent certified public accountants. Their report contains information regarding our ability to continue doing business. The firm was not hired on a contingent basis, will not receive a direct or indirect interest in New Millenium and was not and is not a promoter, underwriter, voting trustee, director, officer or employee of New Millenium. The firm has been the auditors for New Millenium since its inception and there have been no changes in accountants or disagreements with them.

                              Available Information

     We have filed a registration statement on Form SB-1 with the SEC with respect to the securities offered in this prospectus. This prospectus does not contain all of the information in the registration statement, certain portions have been omitted pursuant to the rules and regulations of the SEC. You may inspect and copy the registration statement at the public reference facilities of the SEC's Main Office at 450 Fifth Street, NW, Washington, DC 20549.

     Copies of the registration statement can be obtained from the Public Reference Section of the SEC's Main Office. Statements made, in this prospectus concerning the contents of any documents referred to herein are not necessarily complete and in each instance, are qualified in all respects by reference to the copy of the entire document filed as an exhibit to the registration statement.

     For further information about us and the shares of Common stock we are offering, you may inspect a copy of our registration statement and the associated filing documents at the public reference facilities of the SEC. The registration statement and related materials have also been filed electronically with the SEC. Accordingly, these materials can be accessed through the SEC's website that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov) .

                          Index to Financial Statements




Independent Auditors' Report                                              25

Balance Sheet                                                             26

Statement of Operations                                                   27

Statement of Stockholders' Equity                                         28

Statement of Cash Flows                                                   29

Notes to Financial Statement                                              30


Balance Sheet for the Quarter ended June 30, 2002 (unaudited)             35

Statement of Operations (unaudited)                                       36

Statement of Stockholders' Equity (unaudited)                             37

Statement of Cash Flows (unaudited)                                       38

Notes to Financial Statement                                              39

                          INDEPENDENT AUDITORS' REPORT





The Board of Directors and Stockholders
New Millenium Packaging, Inc.
(A Development Stage Enterprise)
West Palm Beach, Florida

We have audited the accompanying balance sheet of New Millenium Packaging, Inc., a development stage enterprise, as of March 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the period from April 17, 2001 (Inception) through March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Millenium Packaging, Inc. as of March 31, 2002 and the results of its operations and its cash flows for the period from April 17, 2001 (Inception) through March 31,2002, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has experienced net losses since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plan with regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                               /s/ Durland & Company, CPAs, P.A.
                                                   Durland & Company, CPAs, P.A.


Palm Beach, Florida
April 22, 2002

31

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet



                                                                                  March 31, 2002
                                                                                -----------------
                ASSETS
CURRENT ASSETS
  Cash                                                                                  $137,422
                                                                                -----------------

          Total current assets                                                           137,422
                                                                                -----------------

Total Assets                                                                            $137,422
                                                                                =================

                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable
     Trade                                                                                    $0
     Related party                                                                             0
                                                                                -----------------

          Total current liabilities                                                            0
                                                                                -----------------

Total Liabilities                                                                              0
                                                                                -----------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000 shares;
      0 issued and outstanding                                                                 0
  Common stock, $0.0001 par value, authorized 50,000,000 shares;
      900,000 issued and outstanding                                                          90
  Additional paid-in capital                                                             179,970
  Stock subscriptions receivable                                                          (7,000)
  Deficit accumulated during the development stage                                       (35,638)
                                                                                -----------------

          Total stockholders' equity                                                     137,422
                                                                                -----------------

Total Liabilities and  Stockholders' Equity                                             $137,422
                                                                                =================

     The accompanying notes are integral part of the financial statements.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations



                                                                        From
                                                                   April 17, 2001
                                                                     (Inception)
                                                                       through
                                                                   March 31, 2002
                                                                ----------------------
Revenues                                                        $                   0
                                                                ----------------------

General and administrative expenses                                            29,578
Services - related party                                                        6,060
                                                                ----------------------

   Total expenses                                                              35,638
                                                                ----------------------

Net loss                                                        $             (35,638)
                                                                ======================

Loss per weighted average common share                          $               (0.05)
                                                                ======================

Number of weighted average common shares outstanding                          758,046
                                                                ======================





     The accompanying notes are integral part of the financial statements.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity



                                                                                             Deficit
                                                                                           Accumulated
                                                                Additional      Stock       During the        Total
                                       Number of     Common      Paid-In        Subs.      Development    Stockholders'
                                        Shares        Stock      Capital     Receivable       Stage          Equity
                                      -------------------------------------------------------------------------------
 BEGINNING BALANCE, April 17, 2001           0          $0           $0            $0             $0              $0

  Shares issued for services           600,000          60            0             0              0              60
  Shares issued for cash               300,000          30      179,970       (7,000)              0         173,000

 Net loss                                    0           0            0             0       (35,638)        (35,638)
                                      -------------------------------------------------------------------------------

 ENDING BALANCE, March 31, 2002        900,000         $90     $179,970      $(7,000)      $(35,638)        $137,422
                                      ===============================================================================



     The accompanying notes are integral part of the financial statements.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows



                                                                                     From
                                                                                April 17, 2001
                                                                                  (Inception)
                                                                                    through
                                                                                March 31, 2002
                                                                                --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                                  $ (35,638)
Adjustments to reconcile net loss to net cash used by operating activities:
        Stock issued for services                                                                60
Changes in operating assets and liabilities
        Increase (decrease) in accounts payable - trade                                           0
        Increase (decrease) in accounts payable - related party                                   0
                                                                                --------------------

Net cash used by operating activities                                                       (35,578)
                                                                                --------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Common Stock                                                      173,000
                                                                                --------------------

Net cash provided by financing activities                                                   173,000
                                                                                --------------------

Net increase (decrease) in cash                                                             137,422
                                                                                --------------------

CASH, beginning of period                                                                         0
                                                                                --------------------

CASH, end of period                                                                        $137,422
                                                                                ====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Non-Cash Financing Activities:
Common stock issued for subscriptions receivable                                             $7,000
                                                                                ====================









     The accompanying notes are integral part of the financial statements.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(1) The Company New Millenium Packaging, Inc. (the Company) is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on April 17, 2001 and has elected March 31 as its fiscal year end.

     The Company has not yet engaged in its expected operations. The Company's future operations include plans to sell and distribute a new small-sized nomad packaging (up to 0.5 liters) with an integrated valve for non-carbonated drinks (to the general public). Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     d) Stock compensation for services rendered The Company issues shares of Common Stock in exchange for services rendered. The costs of the services are valued according to generally accepted accounting principles and have been charged to operations.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value Common Stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 900,000 shares of Common Stock issued and outstanding at March 31, 2002. The Company had issued none of its shares of preferred stock at March 31, 2002. In April 2001, the Company issued 600,000 shares of Common Stock to its founder and President for services rendered in connection with the organization of the Company, valued at par value or $60.

     In September 2001, the Company sold 300,000 shares of Common Stock for $173,000 in cash and $7,000 in stock subscriptions receivable, or $0.60 per share.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements



(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $35,600 expiring at March 31, 2002. The amount recorded as deferred tax asset as of March 31, 2002 is approximately $5,500, which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)  Related Parties See Note (2) for shares issued for services.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                                  Balance Sheet




                                                                          Three Months Ended         Year Ended
                                                                            June 30, 2002          March 31, 2002
                                                                        --------------------- -------------------
                                         ASSETS
CURRENT ASSETS
  Cash                                                                  $             121,261 $           137,422
                                                                        --------------------- -------------------

          Total current assets                                                        121,261             137,422
                                                                        --------------------- -------------------

Total Assets                                                            $             121,261 $           137,422
                                                                        ===================== ===================

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable
     Trade                                                              $               4,846 $                 0
     Related party                                                                          0                   0
                                                                        --------------------- -------------------

          Total current liabilities                                                     4,846                   0
                                                                        --------------------- -------------------

Total Liabilities                                                                       4,846                   0
                                                                        --------------------- -------------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, authorized 10,000,000 shares;
      0 issued and outstanding                                                              0                   0
  Common stock, $0.0001 par value, authorized 50,000,000 shares;
      888,334 issued and outstanding                                                       89                  90
  Additional paid-in capital                                                          172,971             179,970
  Stock subscriptions receivable                                                            0              (7,000)
  Deficit accumulated during the development stage                                    (56,645)            (35,638)
                                                                        --------------------- -------------------

          Total stockholders' equity                                                  116,415             137,422
                                                                        --------------------- -------------------

Total Liabilities and  Stockholders' Equity                             $             121,261 $           137,422
                                                                        ===================== ===================








     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                             Statement of Operations


                                                                                           From                  From
                                                                                      April 17, 2001        April 17, 2001
                                                   Three Months Ended June 30,         (Inception)           (Inception)
                                              ----------------------------------         through               through
                                                    2002             2001           March 31, 2002      June 30, 2002
                                              ---------------- -----------------  ------------------- ------------------
                                                (unaudited)       (unaudited)                            (unaudited)
Revenues                                      $              0 $               0  $                 0 $                0
                                              ---------------- -----------------  ------------------- ------------------

General and administrative expenses                     15,007                16               29,578             44,485
Services - related party                                 6,000                60                6,060             12,060
                                              ---------------- -----------------  ------------------- ------------------

   Total expenses                                       21,007                76               35,638             56,545
                                              ---------------- -----------------  ------------------- ------------------

Net loss                                      $        (21,007)$             (76) $           (35,638)$          (56,545)
                                              ================ =================  =================== ==================

Loss per weighted average common share        $          (0.02)$           (0.01) $             (0.05)
                                              ================ =================  ===================

Number of weighted average common shares
outstanding                                            888,334           604,023              758,046
                                              ================ =================  ===================









     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                        Statement of Stockholders' Equity




                                                                                                 Deficit
                                                                                                Accumulated
                                                                       Additional     Stock     During the       Total
                                               Number of     Common     Paid-In       Subs.     Development  Stockholders'
                                                 Shares       Stock     Capital    Receivable     Stage         Equity
                                              ----------- ---------- -----------  ----------- ------------- --------------
BEGINNING BALANCE, April 17, 2001                       0 $        0 $         0  $         0 $           0 $            0

 Shares issued for services                       600,000         60           0            0             0             60
 Shares issued for cash                           300,000         30     179,970       (7,000)            0        173,000

Net loss                                                0          0           0            0       (35,638)       (35,638)
                                              ----------- ---------- -----------  ----------- ------------- --------------

BALANCE, March 31, 2002                           900,000         90     179,970       (7,000)      (35,638)       137,422
Cancellation of subscription receivable           (11,666)        (1)     (6,999)       7,000             0              0

Net loss                                                0          0           0            0       (21,007)       (21,007)
                                              ----------- ---------- -----------  ----------- ------------- --------------

ENDING BALANCE, June 30, 2002
(unaudited)                                       888,334 $       89 $   172,971  $         0 $     (56,645)$      116,415
                                              =========== ========== ===========  =========== ============= ==============













     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                             Statement of Cash Flows



                                                                                                    From            From
                                                                                              April 17, 2001   April 17, 2001
                                                               Three Months Ended June 30        (Inception)     (Inception)
                                                             -------------------------------     through          through
                                                                 2002            2001         March 31, 2002   June 30, 2002
                                                             --------------- --------------- ---------------  --------------
                                                              (unaudited)     (unaudited)                      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                     $       (21,007)$           (76)$       (35,638) $      (56,645)
Adjustments to reconcile net loss to net cash used by
operating activities:
   Stock issued for services                                               0              60              60              60
Changes in operating assets and liabilities
   Increase (decrease) in accounts payable - trade                     4,846               0               0           4,845
   Increase (decrease) in accounts payable - related party                 0               0               0               0
                                                             --------------- --------------- ---------------  --------------

Net cash used by operating activities                                (16,161)            (16)        (35,578)        (51,740)
                                                             --------------- --------------- ---------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                                     0           5,000         173,000         173,000
                                                             --------------- --------------- ---------------  --------------

Net cash provided by financing activities                                  0           5,000         173,000         173,000
                                                             --------------- --------------- ---------------  --------------

Net increase (decrease) in cash                                      (16,161)          4,984         137,422         121,260
                                                             --------------- --------------- ---------------  --------------

CASH, beginning of period                                            137,422               0               0               0
                                                             --------------- --------------- ---------------  --------------

CASH, end of period                                          $       121,261 $         4,984 $       137,422  $      121,260
                                                             =============== =============== ===============  ==============

SUPPLEMENTAL DISCLOSURE OF CASH
FLOW INFORMATION:
Non-Cash Financing Activities:
Common stock issued for subscriptions receivable             $        (7,000)$             0 $         7,000  $            0
                                                             =============== =============== ===============  ==============
















     The accompanying notes are an integral part of the financial statements

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                  (Information with regard to the three months
                   ended June 30, 2002 and 2001 is unaudited)


(1) The Company New Millenium Packaging, Inc. (the Company) is a Florida chartered development stage corporation which conducts business from its headquarters in West Palm Beach, Florida. The Company was incorporated on April 17, 2001 and has elected March 31 as its fiscal year end.

     The Company has not yet engaged in its expected operations. The Company's future operations include plans to sell and distribute a new small-sized nomad packaging (up to 0.5 liters) with an integrated valve for non-carbonated drinks (to the general public). Current activities include raising additional capital and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

     The following summarize the more significant accounting and reporting policies and practices of the Company:

     a) Use of estimates The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the year then ended. Actual results may differ significantly from those estimates.

     b) Start-Up costs Costs of start-up activities, including organization costs, are expensed as incurred, in accordance with Statement of Position
     (SOP) 98-5.

     c) Net loss per share Basic loss per weighted average common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

     d) Stock compensation for services rendered The Company issues shares of common stock in exchange for services rendered. The costs of the services are valued according to accounting principles generally accepted in the United States and have been charged to operations.

     e) Interim financial information The financial statements for the three months ended June 30, 2002 and 2001 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the three months are not indicative of a full year results.

(2) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock, and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 888,334 shares of common stock issued and outstanding at June 30, 2002. The Company had issued none of its shares of preferred stock at June 30, 2002. In April 2001, the Company issued 600,000 shares of common stock to its founder and President for services rendered in connection with the organization of the Company, valued at par value or $60.

     In September 2001, the Company sold 300,000 shares of common stock for $173,000 in cash and $7,000 in stock subscriptions receivable, or $0.60 per share. In April 2002, the Company agreed to cancel the stock subscription receivable and cancelled the related 11,666 shares of common stock.

                          New Millenium Packaging, Inc.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(3) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company had net operating loss carry-forwards for income tax purposes of approximately $56,700 expiring $35,600 and $21,000 at March 31, 2022 and 2023, respectively. The amount recorded as deferred tax asset as of June 30, 2002 is approximately $8,500 which represents the amount of tax benefit of the loss carry-forward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(4)  Related Parties See Note (2) for shares issued for services.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

     Until ___________________, ____ (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


TABLE OF CONTENTS

Descriptive Title                       Page

Prospectus Summary                                    3
Summary Financial Data                                4                 $100,000 - $1,000,000 of Shares of
Risk Factors                                          4                  Common Stock at $1.00 per Share
Related Party Transaction                             7
Fiduciary Responsibility of the                                  Selling Shareholders May Also Be Selling 338,334
Company's                                                                       Additional Shares

Management
8
Selling Shareholders                                  8
Plan of Distribution                                 10
Application of Proceeds                              11
Dilution                                             13
The Company                                          14                    NEW MILLENIUM PACKAGING INC.
Management                                           17
Litigation                                           18
The Company's Property                               18
Securities Ownership of Certain
Owners and the Principal Shareholders                18             --------------------------------------------
Management's Discussion and Analysis of                                             PROSPECTUS
Financial Condition and Results of
Operations                                           19
Certain Provisions of Florida Law and                               --------------------------------------------
Company's Articles of Incorporation
And Bylaws                                           21
Absence of Current Public Market                     24
Description of  Stock                                24
Subscription Procedure                               25
ERISA Considerations                                 25                _____________________________, 2002
Legal Matters                                        26
Experts                                              26
Available Information                                26
Index to the Financial Statements                    27

                                     PART II
                     Information Not Required in Prospectus

Item 1.  Indemnification of Directors and Officers

     Under Florida law, a director of New Millenium is not personally liable for monetary damages to New Millenium or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless the director breached or failed to perform his duties as a director and the director's breach of, or failure to perform, those duties constitutes or result in: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the director is liable for an unlawful corporate distribution; (4) a proceeding by or in the right of New Millenium to procure a judgment in its favor or by or in the right of a shareholder, for conscious disregard for the best interest of New Millenium, or willful misconduct; or (5) a proceeding by or in the right of someone other than New Millenium or a shareholder, for recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Further, under Florida law, a director is not deemed to have derived an improper personal benefit from any transaction if the transaction and the nature of any personal benefit derived by the director are not prohibited by state or federal law or regulation and without further limitation:

(1) In an action other than a derivative suit regarding a decision by the director to approve, reject, or otherwise affect the outcome of an offer to purchase the stock of, or to effect a merger of, New Millenium, the transaction and the nature of any personal benefits derived by a director are disclosed or known to all directors voting on the matter, and the transaction was authorized, approved, or ratified by at least two directors who comprise a majority of the disinterested directors (whether or not such disinterested directors constitute a quorum);

(2) The transaction and the nature of any personal benefits derived by a director are disclosed or known to the shareholders entitled to vote, and the transaction was authorized, approved, or ratified by the affirmative vote or written consent of such shareholders who hold a majority of the shares, the voting of which is not controlled by directors who derived a personal benefit from or otherwise had a personal interest in the transaction; or

(3) The transaction was fair and reasonable to New Millenium at the time it was authorized by the board, a committee, or the shareholders, notwithstanding that a director received a personal benefit.

         Our Articles of Incorporation as amended provide the following:

                          "ARTICLE XI. INDEMNIFICATION

         The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

          (a) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was otherwise serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct to be unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

          (b) The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to whether such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

          (c) To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, director, employee or agent is proper under the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for that purpose.

          (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

          (f) The Board of Directors may exercise the Corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this Article.

          (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person."

     Our Bylaws provide the following:

                                   "ARTICLE XI
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation shall indemnify each of its directors and officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.

     Except as provided hereinbelow, any such indemnification shall be made by the Corporation only as authorized in the specific case upon determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth above. Such determination shall be made: (a) by the Board of Directors by a majority vote of a quorum of directors; or (b) by the shareholders.

     Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding if authorized by the Board of Directors and upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

     To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith without any further determination that he has met the applicable standard of conduct set forth above."

     Further, Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power: (ii) one-third or more, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Articles of Incorporation of New Millenium exclude the ramifications of Section 607.0902 as they apply to control-share acquisitions of shares of New Millenium.

Item 2.  Other Expenses of Issuance and Distribution

     The expenses of this offering are estimated as follows:*

   SEC Registration Fee....................................  $      92**
   Additional SEC Registration Fee                                  81**
   Additional SEC Registration Fee                                  32
   Blue Sky fees and expenses..............................      4,827
   Transfer Agent and Registrar fees.......................      1,000
   Printing and engraving expenses.........................      5,000
   Legal fees and expenses.................................     19,000
   Accounting fees and expenses............................      5,000
   Miscellaneous...........................................      5,000
                                                                --------
Total......................................................  $  40,000
                                                                ========
*    All amounts other than the SEC registration fee are estimated.
**   Previously Paid

Item 3.  Undertakings

A.   Rule 415 Offering. The undersigned Registrant hereby undertakes to

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

          (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act");

          (ii) reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) Equity Offering of Nonreporting Small Business Issuer. This is a self-underwriting and it is incumbent upon the Registrant to provide certificates in such denominations and registered in the name of the investors whose subscriptions are accepted.

     (5) Request for Acceleration of Effective Date. The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the Act.

     Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 4.  Recent Sales of Unregistered Securities.

     In April , 2001, the Company issued 600,000 shares of restricted Common stock to Mr. Patrick Gouverneur, the President and Director of New Millenium, and record and beneficial owner of approximately 66% of our outstanding common stock, for founders services. The founders' shares were issued pursuant to 4(2) of the Act to our then only shareholder and director.

     From April 2001 through October 2001, we sold and issued 300,000 shares of restricted common stock to French and Canadian residents for cash consideration totaling $180,000. Subsequently, we cancelled the subscription for 11,666 shares totally $7.000 since the subscription receivable was not paid. Quebec Inc. acquired its 100,000 shares at that time for cash consideration totaling
$60,000. All were accredited investors. No underwriter was employed in connection with the offering and sale of the shares. We claimed the exemption from registration in connection with each of the offerings provided under
Section 3(b) of the Act and Rule 506 of Regulation D promulgated thereunder.

     The facts we relied upon to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of Common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by us in connection with the offering of any of the shares; (iii) the fact that we, at the time of the foregoing offering, were not
(a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

     The persons to whom such of our shares were issued are as follows:

Quebec Inc.                      Common Stock     100,000 shares        $60,000     Section 3(b) of the Act
400 rue St Jacques                                                                  and Rule 505 and 506 of
Montreal, Canada                                                                    Regulation D promulagated
                                                                                    thereunder.

Jardasi Azzedine                 Common Stock      60,000 shares         $36000     Section 3(b) of the Act
10 rue Misericorde                                                                  and Rule 505 and 506 of
Tunis, Tunisia                                                                      Regulation D promulagated
                                                                                    thereunder.

Egire Finance                    Common Stock      35,000 shares         $21000     Section 3(b) of the Act
10 rue de la Paix                                                                   and Rule 505 and 506 of
75 002 Pari, France                                                                 Regulation D promulagated
                                                                                    thereunder.

Jean Michel Marinakis            Common Stock      18,334 shares         $11000     Section 3(b) of the Act
22 rue de la porte d'Asnieres                                                       and Rule 505 and 506 of
75 017 Paris, France                                                                Regulation D promulagated
                                                                                    thereunder.

Fayez Naroz                      Common Stock      25,000 shares         $15000     Section 3(b) of the Act
17 rue Simone Weil                                                                  and Rule 505 and 506 of
75 013 Paris, France                                                                Regulation D promulagated
                                                                                    thereunder.

Lotfi Bel Hadj                   Common Stock      17,500 shares         $10500     Section 3(b) of the Act
95 rue de Tocqueville                                                               and Rule 505 and 506 of
75 017 Paris, France                                                                Regulation D
                                                                                    promulgated thereunder.

Azzouz Baccar                    Common Stock      10,000 shares         $6000      Section 3(b) of the Act
18 Allee Fontainbleau                                                               and Rule 505 and 506 of
Paris, France                                                                       Regulation D promulagated
                                                                                    thereunder.

Martial Djeradi                  Common Stock      10,000 shares         $6000      Section 3(b) of the Act
7 rue Marbeau                                                                       and Rule 505 and 506 of
75 116 Paris, France                                                                Regulation D promulagated
                                                                                    thereunder.

Fabrice Laffont                  Common Stock      7,500 shares          $4500      Section 3(b) of the Act
10 rue Ibry                                                                         and Rule 505 and 506 of
92  200   Neuilly   sur  Seine,                                                     Regulation D promulagated
                                                                                    thereunder.


Maurice Mayeko                   Common Stock      5,000 shares          $3000      Section 3(b) of the Act
169 Chevalerie                                                                      and Rule 505 and 506 of
60 230 Chambly, France                                                              Regulation D promulagated
                                                                                    thereunder.

Item 5.  Index to Exhibits

2.1      [1]      Article of Incorporation of Registrant [formerly 3.1]
2.2      [1]      Amendment to the Articles of Incorporation [formerly 3.1a].
2.3      [1]      Bylaws of Registrant [formerly 3.2].
3.1      [2]      Specimen Common Stock Certificate
4.1      [2]      Subscription Agreement [formerly Annex II]
9.1      [2]      Escrow Agreement
10.1     [2]      Consent of Auditors
10.2     [1]      Consent of Counsel [formerly 23.1]
10.3     *        Consent of Auditors
10.4     *        Consent of Counsel [contained as part of 11.2]
11.1     [2]      Opinion re legality
11.2     *        Revised Opinion re Legality

*    Filed herein.
** Previously filed as an Annex and refiled herein as an Exhibit to this Registration Statement.
[1] Previously filed as an Exhibit to the Company's Form SB-1 filed February 13, 2002.
[2] Previously filed as an Exhibit to the Company's Pre-Effective Amendment No. 1 to Form SB-1 filed May 3, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of West Palm Beach, State of Florida, on the ___ day of ________, 2002.


                          New Millenium Packaging Inc.


                               By: /s/ Patrick Gouverneur
                               -----------------------------------------
                               Patrick Gouverneur
                               (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Sole Director)


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.



Signature                  Title                                Date

/s/ Patrick Gouverneur
----------------------     Director, President, Secretary     September 11, 2002
PATRICK GOUVERNEUR         and Treasurer




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